

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2007

Mail Stop 6010

Gui Hua Lan
China Shenghuo Pharmaceutical Holdings, Inc.
No. 2, Jing You Road
Kunming National Economy &
Technology Developing District
People's Republic of China

Re: **China Shenghuo Pharmaceutical Holdings, Inc.**
     Amendment No. 2 to Form SB-2
     Filed February 13, 2007
     File No. 333-137689

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 32

1.   Please disclose the status of your efforts to refinance the $7.5 million note maturing on March 29, 2007. Make disclosure about any uncertainties regarding your plans to roll-forward the note, including disclosure about how you will proceed if the bank declines to extend the note.

2.   We refer to your response to comment 21. Your balance sheet includes $3.4 million in accrued income taxes. You also disclose in financial statement footnote 10 that you have failed to file appropriately prepared tax returns in China. Please expand MD&A and, if appropriate, add a separate risk factor to address the following matters:

- Disclose why you failed to file appropriately prepared tax returns in China and disclose when management became aware that appropriate tax returns had not been filed.
- Disclose the full extent to which you have failed to file appropriate tax returns. For instance, clarify the taxing jurisdictions and the years involved. If income taxes and VAT taxes require separate returns or have differing payment or filing requirements, please clarify the disclosure.
- Disclose, in full and complete detail, the status of your efforts to prepare and file appropriately prepared tax returns.
- Disclose the potential consequences of your apparent failure to file appropriate tax returns, including disclosure about the nature, extent and likelihood of any adverse actions that may be taken by the government. Also address any potential financial penalties and interest on past-due amounts.
- Disclose how you intend to fund the significant liability accrued for income and other taxes.

3.   As a related matter, failure to file appropriate tax returns would appear to be a significant internal control matter. Please make disclosure about any material weaknesses in internal control related to the matter or explain to us why you believe there are none. We may have further comment.

The Board of Directors and Committees, page 52

4.   Provide the disclosure required by Item 407(a) of Regulation S-B or confirm that no such disclosure is required.

Financial Statements, beginning on page F-1

5.   Please update the audited financial statements when required by Item 310(g) to Regulation S-B.

Balance Sheet, page F-3

6.   We refer to your response to comment 12. Please confirm that the funds held in escrow by the government have been released from escrow for your use without restriction. Disclose in Note 1 when the funds were released for your use.

Note 2 - Business Condition, page F-10

7.   Please expand to address any potential consequences on your ability to continue as a going concern that may arise if the Chinese government were to take any adverse action in light of your apparent failure to file appropriate tax returns in China.

Exhibits, page II-3

8.   Please provide an updated accountant's consent with any amendment to the filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3444 with any other questions.

Sincerely,



Perry Hindin
Special Counsel

cc(via facsimile): Thomas Poletti, Esq.